Exhibit 1

CEMEX, S.A.B. DE C.V.

NOTICE OF

ORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors of CEMEX, S.A.B. de C.V. (“CEMEX”) has resolved to call CEMEX’s Ordinary General Shareholders Meeting (the “Meeting”) that should be held at Auditorio Luis Elizondo, located at 540 Luis Elizondo Street, Colonia Alta Vista, in the city of Monterrey, Mexico, at 12:00 P.M. on March 28, 2019, in accordance with the following:

AGENDA

I.

PRESENTATION OF THE CHIEF EXECUTIVE OFFICER’S REPORT, INCLUDING CEMEX’S FINANCIAL STATEMENTS, RESULTS OF OPERATIONS, REPORT OF CASH FLOW AND VARIATIONS OF CAPITAL STOCK, AND PRESENTATION OF THE BOARD OF DIRECTORS’ REPORT, FOR THE FISCAL YEAR 2018, AS REQUIRED BY THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES); AND, AFTER HEARING THE OPINION OF THE BOARD OF DIRECTORS AS TO THE REPORTS BY THE CHIEF EXECUTIVE OFFICER, THE AUDIT AND CORPORATE PRACTICES COMMITTEE, THE ACCOUNTING POLICIES AND CRITERIA REPORT, AND THE TAX STATUS REPORT, DISCUSSION AND APPROVAL OF SUCH REPORTS.

II.	PROPOSAL OF ALLOCATION OF PROFITS FOR THE YEAR ENDED DECEMBER 31, 2018, WHICH INCLUDES THE DECLARATION OF A CASH DIVIDEND.

III.

PRESENTATION OF THE BOARD OF DIRECTOR’S REPORT ON THE PROCEDURES AND APPROVALS PURSUANT TO WHICH THE REPURCHASE OF CEMEX’S SHARES WAS INSTRUCTED FOR THE 2018 BUSINESS YEAR; AND THE PROPOSAL TO DETERMINE THE AMOUNT OF A RESERVE FOR THE ACQUISITION OF CEMEX’S SHARES OR OTHER INSTRUMENTS REPRESENTING SUCH SHARES.

IV.

PROPOSAL TO (A) DECREASE THE CAPITAL STOCK OF CEMEX IN ITS VARIABLE PART BY CANCELLING THE TREASURY SHARES THAT SUPPORTED CEMEX’S CONVERTIBLE NOTES ISSUED IN MARCH 2011 THAT MATURED IN MARCH 2018; (B) DECREASE THE CAPITAL STOCK IN ITS VARIABLE PART BY CANCELLING THE SHARES OF CEMEX REPURCHASED IN 2018 UNDER CEMEX’S SHARE REPURCHASE PROGRAM; AND (C) INCREASE THE CAPITAL STOCK IN ITS VARIABLE PART THROUGH THE ISSUANCE OF TREASURY SHARES OF CEMEX TO SUPPORT THE CONVERSION RIGHTS OF HOLDERS UNDER CEMEX’S OUTSTANDING CONVERTIBLE NOTES INDENTURES.

V.	APPOINTMENT OF MEMBERS, PRESIDENT AND SECRETARY OF THE BOARD OF DIRECTORS, AND OF MEMBERS AND PRESIDENT, RESPECTIVELY, OF THE THE AUDIT, AND CORPORATE PRACTICES AND FINANCE COMMITTEES.

VI.	COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND OF THE AUDIT, AND CORPORATE PRACTICES AND FINANCE COMMITTEES.

VII.	APPOINTMENT OF DELEGATES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE MEETING.

In order to be admitted into the Meeting, shareholders must prove their status by submitting to CEMEX’s Corporate Secretariat, located at Avenida Ricardo Margáin Zozaya, No. 325, Colonia Valle del Campestre, San Pedro Garza García municipality, Nuevo León, at least 48 (forty-eight) hours before the Meeting, the shares under their name or the corresponding certificates of deposit issued by a credit institution in Mexico or by a market intermediary operating in accordance with the Mexican Securities Market Law. Additionally, in accordance with Article 14 of CEMEX’s by-laws, the person to whom the documents evidencing the deposit were issued, must also be registered as a shareholder in the Registry maintained by CEMEX, and if applicable, in the Significant Participation Registry, and must also comply with the measures designed to prevent the acquisition of shares that would directly or indirectly confer control over CEMEX, pursuant to Articles 7 and 10 of CEMEX’s by-laws. If the provisions of subsections II.- (A) and II.- (B) of the abovementioned Article 7 are not complied with, the holder(s) will not be able to exercise the inherent rights of the shares over which they acquired ownership and such shares will be excluded from the Meeting’s quorum determination, and CEMEX will abstain from registering such shares of such holder(s) in the Shareholders Registry referred to in the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles), and any registry made through the Institute for the Deposit of Securities (Instituto para el Depósito de Valores), if applicable, will not take effect.

The certificates of deposit will be exchanged for admission cards, which shall mention the name of the shareholder and the number of shares he/she holds or represents. The shares held in deposit or the respective certificates will be returned upon the Meeting’s conclusion in exchange for the entrance certificates issued by CEMEX’s Corporate Secretariat. The abovementioned admission cards are required for access to the Meeting.

Stock market intermediaries and other interested parties may collect the proxy forms to be used to attend the Meeting on behalf of shareholders, at CEMEX’s Corporate Secretariat, located at Avenida Ricardo Margáin Zozaya, No. 325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León.

All mexican shareholders who have not exchanged their shares for Ordinary Participation Certificates (Certificados de Participación Ordinarios) (CEMEX.CPO), or who do not maintain their shares in an investment account with a financial or stock intermediary, and who are recorded in the Shareholders Registry maintained by CEMEX, will need to submit their Federal Registry of Taxpayers Certificate to attend the Meeting.

Monterrey, Nuevo Leon, as of January 30, 2019

/s/ Roger Saldaña Madero
Lic. Roger Saldaña Madero
Secretary of the Board of Directors